Exhibit 1

For Immediate Release

Pointer Telocation Announces Contract Win

for Fleet Management Solution in Brazil

Rosh HaAyin, Israel November 30, 2015. Pointer Telocation Ltd. (Nasdaq: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced that it has been awarded an approximate $1 million contract to supply and install advanced solutions to manage a large fleet of vehicles in Brazil. Pointer’s advanced solutions will enable the customer to effectively manage its fleet of about 1,500 motor vehicles.

Pointer’s telemetry solution will be integrated into the customer’s dispatch center, enabling increased productivity by effectively managing logistics and field services. In addition, Pointer’s Dynamic Real Time Dashboard is designed to reduce fuel waste and unauthorized use of fleet vehicles and to lower the accident rate.

David Mahlab, President and CEO of Pointer said: "We are very pleased that an important and sizable Brazilian customer chose our solution over the alternatives in this competitive market. This agreement is another demonstration of the ongoing positive results from our global growth strategy. This transaction in Brazil further demonstrates our ability to close significant deals in the markets in which we operate, as well as the attractiveness of our unique technology and services to those markets. While the macroeconomic situation in Brazil remains tough and has affected our business in that region in the past year, we believe that we are now in a position to resume our growth trend in this promising market. We appreciate this vote of confidence by an important and key customer which we view as a direct result of the high quality and value of our solutions,” concluded Mr. Mahlab.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com